

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

David Ruud
Chief Financial Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

> **Re: DTE Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-11607**

Dear David Ruud:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation